Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 13, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

HMH Holdings (Delaware), Inc.

Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-190356)

Ladies and Gentlemen:

On behalf of HMH Holdings (Delaware), Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2013.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Loan Lauren P. Nguyen dated August 29, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	“Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.”

Response to Comment 1:

The Company has included all pictures and graphics, together with any accompanying captions, in Amendment No. 1 that the Company currently expects to include in the Registration Statement. The Company understands that the Staff will need adequate time to review any additional pages that include pictures or graphics once they are provided to the Staff and that the Staff may raise additional comments.

2.	“We note that you have relied throughout your filing on various data. Please provide us with a copy of this data as it relates to the statements you make in the prospectus. We note for example, statements such as “[r]ecent Q score data, a measurement of the familiarity and appeal of a brand used in the United States, indicates that Curious George’s recognition . . . is greater than Mickey Mouse” and “a recent study conducted by Education Research Institute of America concluded that students using our Go Math! Curriculum for one semester demonstrated significantly improved overall performance compared to students using other mathematics programs,” among other statements.”

Response to Comment 2:

The Company has supplementally provided the Staff with copies of the data, or materials supporting the data, relating to statements made by the Company in the Registration Statement. In accordance with Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.

3.	“Please define industry terms such as “Cloud computing-enabled,” “gamification,” “core instructional materials,” “cross-selling” and “upselling” upon first use of the terms.”

Response to Comment 3:

The Registration Statement has been revised in response to the Staff’s comment. Please see, for example, pages 1, 2, 3, 4, 5, 36, 37, 70, 72, 75 and 77.

Prospectus Cover Page

4.	“To the extent that the underwriter’s option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among the selling shareholders here and in your Underwriting section.”

Response to Comment 4:

Under the terms of the Company’s investor rights agreement, which is described in detail in the Company’s response to Comment 70, each existing stockholder of the Company is required to participate in the offering as a selling stockholder and sell up to 15% of its common stock.

Under the terms of the investor rights agreement, each selling stockholder can elect to sell a number of shares in the offering that is: (1) 15% of its common stock, (2) more than 15% of its common stock or (3) less than or equal to 15% of its common stock. The allocation of shares of common stock in regards to the underwriters’ option to purchase additional shares will depend on the stockholder elections. Following the Company’s receipt of the responses from the selling stockholders, the Company will describe the method for allocating any shares to be sold pursuant to the underwriters’ over-allotment option in response to the Staff’s comment in a subsequent pre-effective amendment to the Registration Statement.

Statement Regarding Industry and Market Data, page ii

5.	“Please advise whether any of the market data was commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.”

Response to Comment 5:

The Company hereby confirms that none of the market data used in the Registration Statement was commissioned by the Company.

6.	“Please revise this section to remove the implication that information contained in the prospectus may not be accurate by providing that you act and believe that the information is true and accurate. You may not disclaim responsibility for the accuracy of the information contained in your filing.”

Response to Comment 6:

The Registration Statement has been revised in response to the Staff’s comment. Please see page ii.

Prospectus Summary, page 1

7.	“Please provide balancing disclosure in the Prospectus Summary to briefly describe the key challenges and risks that you may face, including, but not limited to, certain recent reduced spending on educational materials due to budget cuts, the growing shift towards digital materials, the Chapter 11 reorganization and your emergence from bankruptcy in June 22, 2012, so that investors can better assess your business or tell us why this is not necessary.”

Response to Comment 7:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 7.

8.	“Please revise the summary section and throughout to eliminate non-substantiable statements and to define subjective terms such as “trusted relationship” with educators, institutions, parents, students and life-long learners, “best-in-in class, “industry-leading” editors, “deep expertise,” “highly productive and experienced” sales professionals, “successfully” serve, “committed, effective” sales team, “rich interactive” digital content, “engaging” website, “effective technology-based educational solutions on page 1, “unprecedented” levels of interactivity, adaptivity and personalization, “nimble” and “responsive organization” on page 5, “highly effective” educational solutions, “beloved” characters and titles on page 7 and “successfully” refocused the Company on page 64 among other statements.”

Response to Comment 8:

The Registration Statement has been revised in response to the Staff’s comment. Please see, for example, pages 1 through 8, page 35 and pages 69 through 79.

Overview, page 1

9.	“In one of the introductory paragraphs, please revise to describe HMH Holdings (Delaware), Inc., the newly formed company that was incorporated in March 5, 2010 and which emerged from bankruptcy in June 22, 2012. In addition, please include disclosure here briefly describing your bankruptcy and subsequent Chapter 11 reorganization and your March 2010 restructuring.”

Response to Comment 9:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 9.

10.	“We note your disclosure that you have “an established reputation with these students that is difficult for others to replicate and strongly positions [you] to continue to provide [your] broader content and services to serve their lifelong learning needs,” “strong competitive advantages,” and that your “technology and development capabilities allow us to enhance content engagement and effectiveness.” Please revise to state as beliefs of management.”

Response to Comment 10:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 1, 2, 69 and 70.

11.	“We note your disclosure that you have published “award-winning adult and children’s fiction and non-fiction books.” Please clarify, if true, that the awards are generally known and industry-wide so that investors can determine the importance of such awards. Alternatively, please remove.”

Response to Comment 11:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 1, 35 and 69.

12.	“Please clarify disclosure in the second and third paragraphs on page 1 and throughout that you believe you have some iconic children’s brands. We note that your catalog likely consists of brands with different usage and popularity.”

Response to Comment 12:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 1, 4, 69 and 74.

13.	“We note your disclosure that the market for education content, media and services related expenditures is around $4.6 trillion globally. Please clarify that the K-12 market, the market you predominately target, represents approximately 52% of such expenditures.”

Response to Comment 13:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 1, 69 and 82.

14.	“We note your disclosure on page 2 regarding your partnerships with “recognized technology leaders such as Apple, Samsung, Knewton and Kno.” In an appropriate section of your prospectus, please describe such partnerships in sufficient detail so that investors understand why, on page 5, you characterize these partnership as “unique,” and file the partnership agreements as exhibits to your registration statement. In addition, please describe the partnerships you reference on pages 7 and 65 and file these partnership agreements as exhibits to your registration statement.”

Response to Comment 14:

The Registration Statement has been revised in response to the Staff’s comment to further describe the agreements with the technology companies referenced in the Staff’s comment. Please see page 74. The Company believes that all material information for investors relating to the agreements with the technology companies is disclosed in the Registration Statement. The Company has also revised the Registration Statement to delete the characterization of the partnerships as “unique.” Please see page 5.

The Company has also revised the Registration Statement to clarify that the “international partnerships and alliances” and “distribution partners” are distribution relationships and not partnerships. Please see pages 7, 8, 36, 47, 54, 76, 78 and 82.

The Company does not believe that any of the agreements with the technology companies or distributors are required to be filed as exhibits to the Registration Statement under Item 601(b)(10) of Regulation S-K.

Each of the agreements referenced in the Staff’s comment was entered into in the ordinary course of the Company’s business. Further, the Company expects to enter into similar agreements with other technology companies and distributors in the future. Because the agreements were entered into in the ordinary course of the Company’s business, they are not required to be filed under Item 601(b)(10)(i) of Regulation S-K.

Item 601(b)(10)(ii) of Regulation S-K provides that a contract that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries will be deemed to be made in the ordinary course of business and need not be filed unless it falls within one of the categories enumerated in Item 601(b)(10)(ii)(A) through (D), unless immaterial in amount or significance. The Company advises the Staff that: (A) no directors, officers, promoters, voting trustees, security holders named in the Registration Statement or underwriters are parties to any of the agreements with the technology companies or distributors; (B) the Company’s business is not substantially dependent on any of the agreements with the technology companies or distributors, and the Company’s business does not depend on any of the agreements with the technology companies or distributors to a material extent; (C) none of the agreements with the technology companies or distributors call for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of the fixed assets of the Company and its subsidiaries on a consolidated basis; and (D) none of the agreements with the technology companies or distributors is a lease under which a part of the property described in the Registration Statement is held by the Company. Furthermore, the Company hereby confirms that none of the agreements with the technology companies or distributors by itself is material to the Company in amount or significance.

As a result of the foregoing analysis, the Company has concluded that these agreements are not required to be filed as exhibits to the Registration Statement under Item 601 of Regulation S-K.

Market Opportunity, page 2

Rising Global Demand for Education, page 2

15.	“Please revise the first sentence of this paragraph to state as a belief and clarify that there is no guarantee that the global educational markets will continue to rise and that there is no guarantee that you will be able to increase your market share of such regions or benefit from growth in such markets. In addition, please balance this disclosure by discussing the recent decline in international sales that you experienced in 2011. Refer to page 42. Also identify the specific regions of the global educational markets that you view as growing.”

Response to Comment 15:

The Registration Statement has been revised in response to the Staff’s comment to state the sentence referenced in the Staff’s comment as a belief and to identify the specific international markets that the Company believes are poised for growth. Please see pages 2 and 70. The Registration Statement has also been revised in response to the Staff’s comment to state there can be no guarantee that the global educational markets will continue to rise or that the Company will be able to increase its market share in foreign countries or benefit from growth in emerging markets and to include other balancing disclosure. Please see page 7.

U.S. K-12 Market is Large and Growing, page 2

16.	“Please clarify whether you only sell the K-12 materials to public schools.”

Response to Comment 16:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2 and 70.

17.	“Please clarify that there is no guarantee that the U.S. K-12 market will grow and disclose here that state, local and municipal finances were and continue to be adversely affected by the recent recession and that many school districts receive a substantial amount of funding from the Federal government and that such funding may be reduced as a result of the Federal sequester. Refer to page 12.”

Response to Comment 17:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 7.

18.	“Please revise the third and fourth sentences in the second paragraph of this section to state as beliefs.”

Response to Comment 18:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2, 3 and 71.

19.	“Please revise the last paragraph to clarify that the Preschool for All program is a proposal and that the initiative has not been enacted.”

Response to Comment 19:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 3 and 71.

Increasing Focus on Accountability and Student Outcomes, page 3

20.	“Please provide the basis for your statement that “[a]s a result of these more rigorous regulations and standards, schools and districts have increased their focus on acquiring high quality, proven content.””

Response to Comment 20:

The statement referenced in the Staff’s comment is based on recent initiatives at the U.S. federal and state level. For example, the No Child Left Behind Act supports standards-based education reform that is based on the premise that setting high standards and establishing measurable goals can improve individual outcomes in education. The No Child Left Behind Act requires states to develop assessments in basic skills. To receive federal school funding, states must give these assessments to all students at select grade levels. The No Child Left Behind Act emphasizes reading, language arts, mathematics and science achievement as “core academic subjects.” As a result, schools are focused on acquiring content that will meet the criteria set by these standards so they can improve student outcomes.

Similarly, 45 states have adopted a new, common set of curriculum standards in mathematics and English language arts, known as Common Core State Standards. These standards are the product of a state-led effort to establish a single set of clear educational standards for grades K-12. States that have adopted the Common Core State Standards must base at least 85% of their state curricula on the standards. In many states, Common Core State Standards represent a higher set of academic standards than currently in effect. Tests aligned to the new standards are expected to be administered beginning in the 2014-2015 school year. We believe that the new standards have increased the focus of districts, schools, administrators and teachers on utilizing the highest quality educational materials in the classroom.

Growing Shift Towards Digital Materials, page 3

21.	“We note your disclosure that “[t]hese trends are supported by widespread research which demonstrates improved efficacy in learning derived through online, interactive programs.” With a view towards revised disclosure in your Business section, please briefly describe such research, including whether you conducted or sponsored such research.”

Response to Comment 21:

The Registration Statement has been revised in response to the Staff’s comment to describe an analysis conducted by the Department of Education in 2009 that supports the Company’s statement that the digitalization of education content and delivery is driving a shift in the education market. Please see pages 3 and 72.

Consumerization of Education, page 4

22.	“Please revise to clarify that there is no guarantee that you will be able to increase sales in this market.”

Response to Comment 22:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 7.

Competitive Strengths, page 4

Deep, proven and high quality content portfolio, page 4

23.	“Please revise to remove the word “proven” here and in the first sentence in the second bullet point on page 5 as it may create an impression that you guarantee future success.”

Response to Comment 23:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 4, 5, 73 and 74.

24.	“Please provide a brief definition for the term “ISBN.””

Response to Comment 24:

The Registration Statement has been revised in response to the Staff’s comment to use the full phrase, International Standard Book Numbers, rather than the acronym, and to define the term “International Standard Book Number.” Please see pages 4 and 73.

Long-standing, trusted relationships with educators and other key education stakeholders, page 4

25.	“Please explain whether there are substantial differences in multi-year cycles between adoption and open states. In addition, please revise the second sentence in this paragraph to state as a belief.”

Response to Comment 25:

The Company advises the Staff that there are no substantial differences in multi-year cycles or in the importance of selecting programs between adoption and open states. The key difference between adoption and open states is in the means by which funding is obtained and curriculum is approved. States approve curriculum and predominantly provide funding in adoption states for educational and instructional materials, while local school districts approve curriculum and provide funding in open states. The Company has revised the Registration Statement to provide the additional detail regarding the key differences between adoption and open states. Please see page 80.

The Registration Statement has also been revised in response to the Staff’s comment to state the sentence referenced in the Staff’s comment as a belief. Please see pages 4 and 73.

Iconic, beloved brands with direct connection to learners of all ages around the world, page 4

26.	“Please balance the discussion by disclosing the number of school districts in the United States that use your products. In this regard, please tell us why you believe that “nearly every school-aged child in the United States has used [your] curriculum.” Alternatively, please remove this disclosure.”

Response to Comment 26:

The Company advises the Staff that approximately 13,850 public school districts and 14,600 private schools in the United States use the Company’s products. These public school districts and private schools represent approximately 98% of student enrollments in the United States. As a result, the Company believes that nearly every school-aged child in the United

States has used its curriculum. The Registration Statement has been revised in response to the Staff’s comment to disclose the number of public school districts and private schools in the United States using the Company’s products and the percentage of student enrollments represented by these public school districts and private schools. Please see pages 4, 5 and 74.

Strong financial position and scalable business model, page 5

27.	“Please balance your disclosure regarding your strong financial position to discuss financial challenges you face, such as your recent emergence from bankruptcy and the net losses you have experienced in the last three fiscal years and the interim stub.”

Response to Comment 27:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 7.

28.	“Explain why you believe you have a “scalable” business model.”

Response to Comment 28:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 5 and 75.

Strategies for Growth, page 5

Deepen penetration of existing educational markets by adapting, page 5

29.	“Please briefly describe your “value-added services.””

Response to Comment 29:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 6 and 75.

30.	“Please remove the disclosure that you have a “track record of student achievement” on page 5 as student achievement is not commensurate with your achievement. Also briefly explain what you mean when you refer to your track record of “learning efficacy, achievement and customer satisfaction” on page 6.”

Response to Comment 30:

The Registration Statement has been revised in response to the Staff’s comment to remove the disclosure that the Company has a track record of student achievement. The Company has clarified the disclosure in the Registration Statement, where appropriate, to explain that schools use the Company’s products to improve student performance. Please see pages 6 and 75.

The Registration Statement has also been revised in response to the Staff’s comment to delete the disclosure that the Company has a track record of learning efficacy, achievement and customer satisfaction. Please see page 6.

Grow our international presence and global footprint, page 6

31.	“Please disclose here the percentage of your revenues that is generated from international sales and discuss any challenges you may face in growing your business globally, such as the recent slowdown in the growth of certain markets such as China, India and Brazil or tell us why you believe such disclosure is unnecessary.”

Response to Comment 31:

The Registration Statement has been revised in response to the Staff’s comment to disclose the percentage of the Company’s total sales generated from international revenues. Please see pages 6 and 76.

The Company does not believe that disclosure regarding the recent slowdown in the growth of certain markets such as China, India or Brazil is necessary. The Company’s international focus is on particular areas such as the English language learning market, which are not correlated to the economies of foreign countries as a whole. The Company believes that the Registration Statement currently discloses the material risks relating to the Company’s international growth. Please see page 16.

32.	“Please remove references to compound annual growth rate as the disclosure only refers to two snapshots in time.”

Response to Comment 32:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 6 and 76.

Continue to pursue strategic acquisitions to extent our leadership positions, page 6

33.	“Please disclose in an appropriate section of your prospectus whether you have any current plans for such acquisitions.”

Response to Comment 33:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 6 and 76.

Products and Services, page 6

34.	“Please provide a brief explanation of Benchmarks/LLI, including why you believe this program is a “market-leading” program. In addition, please explain what you mean by “most prominent experts” by disclosing the names of these experts.”

Response to Comment 34:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 8 and 78.

Risk Factors, page 12

35.	“Please include a separate risk factor describing the risks related to your recent emergence from bankruptcy.”

Response to Comment 35:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 17 and 18.

36.	“Please include risk factors that address the risks associated with the growth of the used book and book rental markets and risks associated with books authorized for export to be sold at lower prices in foreign markets that are re-imported to the United States for sale or tell us why such disclosure is unnecessary.”

Response to Comment 36:

The Company does not believe there is a significant risk to the Company’s revenue or position in the K-12 market presented by used books. Unlike the college textbook market, where the purchaser uses the textbook for just one academic year or even one semester, in the K-12 market the purchaser generally uses the textbook for multiple-year cycles, usually six years or longer. Because of the long cycle of repetitive use by schools, by the time K-12 textbooks are no longer needed, both the physical condition of the books and their older copyright year differentiate them significantly from new editions sold by the Company. The Company is aware that a small amount of used K-12 books have been sold through resellers (some of which the Company believes are sample or free copies). However, the Company does not believe that these sales are likely to become significant or materially impact the Company’s net sales.

Similarly, book rentals have been present in the K-12 market on a small scale for some time, primarily in the states of Indiana and Illinois. However, the Company has not observed an increase in the prevalence of book rentals generally and does not anticipate that the Company’s revenues will be affected even if rentals become more popular. Because books rented to students must be replaced periodically by the entity renting them, the Company believes that the purchasing cycle for rental books is similar to the traditional adoption cycle implemented by state and district purchasers. As a result, the Company does not believe that risks related to the growth of the used book and book rental markets are material and has not included related risk factors in the Registration Statement.

Please note that the Company’s response regarding importation of books manufactured or sold abroad is addressed in the Company’s response to Comment 67. For the reasons discussed in the Company’s response to Comment 67, the Company does not believe that a risk factor related to the importation of books manufactured or sold abroad is necessary.

37.	“Please include a risk factor that addresses the risks associated with larger technology companies offering their own educational digital products.”

Response to Comment 37:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 17.

Operational disruption to our business caused by a major disaster, page 17

38.	“Please expand this risk factor to address the risk that approximately 81% of your printing is currently handled by two vendors. Refer to page 72.”

Response to Comment 38:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 20 and 21.

Risks Related to this Offering and Our Common Stock, page 19

Provisions in our organizational documents may delay or prevent out acquisition, page 22

39.	“We note your disclosure in the third bullet point on page 23 the provision that provides that the doctrine of corporate opportunity does not apply to certain of your stockholders or directors. Please include a separate risk factor that briefly describes the doctrine of corporate opportunity and discloses the risks associated with this provision.”

Response to Comment 39:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 26.

Management’s Discussion and Analysis, page 31

Key Aspects and Trends of Our Operations, page 31

Selling and administrative expenses, page 34

40.	“You state that you expect your selling and administrative costs in dollars to increase as you invest in new growth initiatives and become a public company, but that these costs as a percentage of revenue should gradually decline. Please disclose the basis for your expectation.”

Response to Comment 40:

The Company advises the Staff that the basis for its expectation that selling and administrative costs as a percentage of revenue should gradually decline was based on the Company’s internal forecasts and projections. The Company’s management forecasts that future selling and administrative costs should increase at a relatively slower rate than the Company’s future revenues. However, the Company further considered the disclosure referenced in the Staff’s comment and deleted the statement that the Company’s selling and administrative costs as a percentage of revenue should gradually decline because there can be no assurance that revenues will increase at a rate greater than selling and administrative costs. Please see page 39.

Results of Operations, page 39

41.	“Please quantify each variance factor identified so that investors may understand the relative impact of each. For example, for the consolidated six months analysis June 2013 versus 2012 you state a number of items contributing to the increase in cost of sales for 2013 without quantifying any.”

Response to Comment 41:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 44 through 58.

42.	“Please expand your analysis to discuss material variances in the ratio “cost of sales, excluding pre-publication and publishing rights amortization, as a percentage of net sales.” For example, the ratio for the consolidated six months ended June 2013 was 46.4% versus 42.1% for the consolidated six months ended June 2013 (an increase of 10.2%) but there is no discussion of the factors contributing to the variance.”

Response to Comment 42:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 44 and 45.

Segment Operating Results, page 45

43.	“Your discussion and analysis of segment results is limited to the context of “adjusted EBITDA,” which does not directly address the expenses attributable to each segment. We believe your segment adjusted EBITDA disclosure should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand alone basis (not in the context of adjusted EBITDA) for each segment, including “corporate and other.” We also believe such disclosure should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of cost of sales, selling, general and administrative expenses, and other material expense components, as appropriate, in computing adjusted EBITDA. We believe a tabular presentation that lists the material categories of costs of each segment and “corporate and other” will supplement your discussion and enable investors to better understand the respective results and changes therein for each segment. Please revise your disclosure accordingly.”

Response to Comment 43:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 50 through 58.

44.	“Please include a discussion and analysis of material costs attributable to your segments that are not included in computing adjusted EBITDA, for example, depreciation and amortization. Refer to question 104.02 of the Compliance & Disclosure Interpretations “Non-GAAP Financial Measures” posted on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.”

Response to Comment 44:

The Registration Statement has been revised in response to the Staff’s comment to specifically address question 104.02 of the Compliance & Disclosure Interpretations “Non-GAAP Financial Measures.” Please see pages 50 through 58.

45.	“Please include an analysis of material variances in the ratio “segment adjusted EBITDA as a percentage of net sales” between comparative periods within each segment. For example, in comparing the years ended December 2012 and 2011, respectively, this ratio for the education segment was 29.2% and 23.8%, and for the trade publishing segment 18.3% and 10.3%.”

Response to Comment 45:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 50 through 58.

Liquidity and Capital Resources, page 49

Operating activities, page 51

46.	“Please quantify each factor indicated so that investors may understand the relative magnitude of the contribution of each. Additionally, please clarify the direct impact on operating cash represented by the “stronger operating performance” you refer to with respect to the variance between the years ended 2012 and 2011. In this regard, discuss the material factors within operating performance that directly contributed to changes in your operating cash.”

Response to Comment 46:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 61.

Company Overview, page 59

47.	“We note your disclosure on page 59 regarding your “consumer e-commerce expansion strategy.” Please disclose this strategy, including the steps necessary to accomplish your goals, the estimated cost of each step and a timeline. In this regard, we note your disclosure that the acquisition of Tribal Nova accelerated your consumer e-commerce expansion strategy. As applicable, please also revise the last risk factor on page 15.”

Response to Comment 47:

The Company has described its strategies for growth, including its online customer (or consumer e-commerce) expansion strategy, on pages 6, 75 and 76. Furthermore, the Company has disclosed its recent acquisition of Tribal Nova in furtherance of its e-commerce expansion strategy on page 69. The Company believes that all material information for investors relating to its consumer e-commerce expansion strategy is included in the Registration Statement and any additional information is not material to investors. Moreover, the Company believes that providing additional information regarding this strategy, including the steps necessary to accomplish the goals, the estimated cost of each step and a timeline, would put the Company at a competitive disadvantage and could result in significant competitive harm to the Company. The Company has determined that customers, investors and competitors regularly visit the Company’s website and may be closely following the Company’s filings with the Commission. In particular, the Company’s competitors may use information from these filings to gain leverage against the Company. Therefore, the Company believes that the disclosure of specific information related to its proposed consumer e-commerce expansion strategy would have a negative impact on the Company’s competitive position in the marketplace.

The Registration Statement has been revised in response to the Staff’s comment to expand the risk factor referenced in the Staff’s comment, as applicable. Please see page 18.

48.	“With a view towards revised disclosure, please substantiate the claims that you are “leading the transformation of the traditional educational content and services landscape” and that you have one of the “most robust digital learning catalogs of any educational content company.” In addition, please state that it is your belief that you have one of the most robust digital learning catalogs.”

Response to Comment 48:

The Company advises the Staff that it believes it is a leader in transforming the traditional educational content and services landscape based on the size of the Company’s digital products portfolio and market share following management’s review of the digital offerings and market share of the Company’s competitors. The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2 and 69.

The Registration Statement has been revised in response to Staff’s comment to state that the Company believes its digital content provides the Company with a competitive advantage over other educational content companies. Please see page 70.

49.	“Please disclose the qualifications of becoming an “Apple iTunes Top Publisher,” including the year you were recognized as such. In addition, please disclose the awards that your HMH Fuse curriculum has won, when it won such awards and a brief description of the qualifications for winning the awards so that investors can understand the importance of the awards.”

Response to Comment 49:

The Registration Statement has been revised in response to the Staff’s comment to disclose the qualifications of becoming an Apple iTunes Top Publisher and the year in which the Company was recognized as such. Please see pages 69 and 70.

The Registration Statement has been revised in response to the Staff’s comment to disclose the award that the HMH Fuse: Algebra 1 App has won, when it won such award and a brief description of the award. Please see page 70.

Market Opportunity, page 60

Rising Global Demand for Education, page 60

50.	“Please revise to disclose the products you hope to offer overseas. We note your disclosure that the “global education sector is experiencing rising enrollments and increasing government and consumer spending.” Please identify the specific countries or regions that you believe are experiencing such growth and clarify whether this is why you are focused on the countries and region listed on page 6.”

Response to Comment 50:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2 and 70.

U.S. K-12 Market is Large and Growing, page 60

51.	“We note your disclosure on page 61 that “states such as Texas, California, Florida and Georgia . . . are all slated for significant educational materials expenditures between 2013 and 2016.” Please disclose whether you have contracts with schools or school districts in such states to supply educational materials in 2013 to 2016. In addition, please clarify what you mean by “meaningful market share” by providing quantitative information. Also clarify what you mean by “slated for significant educational material expenditures” by disclosing whether such expenditures have been approved by the relevant governmental bodies.”

Response to Comment 51:

The Registration Statement has been revised in response to the Staff’s comment to clarify the disclosure. Please see pages 37 and 71.

52.	“We note your disclosure regarding NCES’ estimate regarding the growth in K-12 spending. Please disclose the percentage that is expected to be used for the types of educational materials and services that you offer. In addition, please clarify that there is no guarantee that spending will increase by the amount forecasted and, if it does, there is no guarantee that your sales will increase.”

Response to Comment 52:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 71.

Competitive Strengths, page 62

Deep, proven and high quality content portfolio, page 62

53.	“Please explain what you mean when you state that you have a “deep” and “proven” portfolio.”

Response to Comment 53:

The Registration Statement has been revised in response to the Staff’s comment and Comment 8 to delete the words “deep” and “proven.” Please see pages 4 and 73.

Long-standing trusted relationships with educators and other key stakeholders, page 62

54.	“We note your disclosure on page 63 that you have played an active role in advising educators on the changing curriculum standard and how your content would help them meet evolving standards. Please further clarify the role you have played. For example, disclose whether you received fees for advising educators or whether you met with educators to provide information about the products you offer. Also clarify whether this service is part of the “growing suite of professional services” that you refer to in the second paragraph of this bullet point. Revise this sub-section accordingly.”

Response to Comment 54:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 73.

55.	“We note your disclosure on page 63 that you realigned your 300 person sales force “to create a streamlined, client-driven model that enables [you] to provide tailored solutions across [your] full breadth of content, technology and services.” Please describe how you “streamlined” your sales model and clarify, if true, that you reduced staff partly due to the reorganization.”

Response to Comment 55:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 73.

Iconic, beloved brands with direct connections to learners of all ages around the world, page 63

56.	“Please revise the first sentence to state as a belief.”

Response to Comment 56:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 4 and 74.

57.	“We note your disclosure that you believe that your brands have innate or viral value that extends beyond marketing efforts. Please clarify as to why you believe the ranking of Japan as second and Australia as fourth in the number of international downloads of your app indicates that your brands have viral value as it is unclear that downloads of one particular app substantiates such claim.”

Response to Comment 57:

The Registration Statement has been revised in response to the Staff’s comment to clarify that it is the Company’s Curious George brand that has an inherent international following that is not correlated to the Company’s sales efforts. Please see page 74.

Strategic partnerships with industry and technology thought leaders, page 63

58.	“We note your disclosure regarding new pricing models, including subscription-based revenue and the hybrid pricing model. In an appropriate place in your prospectus, please briefly disclose the other types of pricing models you use as these new models may affect your operations.”

Response to Comment 58:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 38.

Strong financial position and scalable business model, page 63

59.	“Please remove the term “relatively low” to describe your current long-term debt.”

Response to Comment 59:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 75.

Strategies for Growth, page 64

Deepen penetration of existing educational markets by adapting, page 64

60.	“Please provide the basis for your belief that you are the only provider offering a complete suite of educational content on the iOS platform. In addition, please describe what you consider to be a “complete suite.””

Response to Comment 60:

The Company considers all major curricula (reading, literature and language arts, mathematics, science and social studies) to constitute a complete suite of educational content. The Registration Statement has been revised to include this description. Please see page 75. The Company advises the Staff that, as of September 12, 2013, the Company is the only publisher that provides textbooks for all major curricula on the Apple iBookstore. The Company’s statement is based on its review of the educational textbooks available on the Apple iBookstore.

61.	“Please state that it is your belief that teacher professional development and data-driven instruction and reporting are “high growth portions of educational budgets.” In addition, please clarify what you mean by “high growth” by providing quantitative data, if possible.”

Response to Comment 61:

The Company is unable to provide quantitative data substantiating the statement that teacher professional development and data-driven instruction are the highest growth portions of educational budgets. While the statement was management’s belief, the Company has revised the Registration Statement in response to the Staff’s comment to delete the reference to high growth portions of educational budgets. Please see page 75.

62.	“Please revise the last sentence in this section to state as a belief.”

Response to Comment 62:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 75.

Grow our international presence and global footprint, page 65

63.	“Please disclose the 11 countries in the Middle East where you intend to sell your products.”

Response to Comment 63:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 76.

Further monetize our content by targeting new customers and channels, page 65

64.	“Please include disclosure that provides context for your statement that in 2012 that you have over 60 million hits by including information regarding the number of unique users. Alternatively, please remove this disclosure.”

Response to Comment 64:

The Company has revised the Registration Statement to remove the statement that in 2012 the Company had over 60 million hits because it is unable to accurately track the exact number of unique users across its multiple websites and learning management platforms. Please see pages 6 and 76.

Products and Services, page 65

Education, page 66

65.	“Please provide quantitative information regarding your “strong market share.” In addition, please provide a brief description of what you mean by “service-based” approach.”

Response to Comment 65:

The Registration Statement has been revised in response to the Staff’s comment to quantify the Company’s market share in the addressable market. Please see page 77.

The Registration Statement has been revised in response to the Staff’s comment to provide a brief description of what the Company means by a service-based approach. Please see page 77.

66.	“Please briefly describe how your approach for converting, manipulation and distributing trade content to digital consumer platforms on page 68.”

Response to Comment 66:

The Registration Statement has been revised in response to the Staff’s comment to briefly describe the Company’s approaches for converting, manipulating and distributing its trade content to digital platforms. Please see page 79.

Printing and binding: raw materials, page 72

67.	“Please disclose whether any of your books marked for foreign sale are produced overseas. If any such books are produced overseas, please add a risk factor addressing the risks associated with the recent Supreme Court case that held that books printed and marked for sale overseas may be imported to the U.S. for sale, if material.”

Response to Comment 67:

The Registration Statement has been revised in response to the Staff’s comment to disclose the percentage of the Company’s printed materials that are printed overseas and in United States. Please see page 83.

Unlike many publishers in the higher education market, the Company creates very few international editions for sale in foreign countries. Approximately 25% of the Company’s printed materials (consisting primarily of teacher’s editions and other ancillary components) are printed outside of the United States, while about 75% of the Company’s materials (including most student editions) are printed within the United States. Given that the quality of books sold abroad is generally the same as in the United States, the Company does not discount foreign sales to the same extent as publishers in higher education do. Accordingly, the Company believes that its international pricing is not low enough to encourage the importation of books sold or manufactured abroad into the U.S. market. Although the recent Supreme Court decision in Wiley v. Kirtsaeng removed certain barriers to importation of books manufactured overseas, the Company does not anticipate that this shift in the interpretation of copyright laws will affect the Company’s revenues in a significant manner or present a material risk to the Company. As a result, the Company does not believe that the related risks to the Company are material and has not included a risk factor in the Registration Statement.

Management, page 74

Director Nomination Agreement, page 78

68.	“We note your disclosure of the amended and restated nomination agreement that allows Paulson & Co. to nominate a director to your board of directors so long as Paulson holds at least 15% of your issued and outstanding stock and that such director, if requested by Paulson, may be designated as a member of each committee of your board of directors so long as such designation would not violate legal restrictions or the rules and regulations of the national securities exchange on which your common stock is listed. Please add a risk factor that addresses the risk associated with Paulson’s ability to nominate such director, as Paulson’s interests may be different from other shareholders. Alternatively, please tell us why you believe this is not necessary.”

Response to Comment 68:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 27.

Executive Compensation, page 80

Employment Agreements, page 85

69.	“Please revise to disclose the material terms of the amended employment agreements that you intend to enter into with your named executive officers prior to the completion of this offering. In addition, please file such agreements as exhibits to the registration statement.”

Response to Comment 69:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 97, 98, 102 and 103.

The amended employment agreements have been filed as Exhibits 10.6 and 10.7 to the Registration Statement.

Principal and Selling Stockholders, page 95

70.	“Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose here or in your Underwriting section that such sellers are statutory underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters. For the selling shareholders that you do not identify as statutory underwriters, please disclose here or in your Underwriting section that such selling shareholders may be deemed to be underwriters with respect to the shares they are offering.”

Response to Comment 70:

The Company is in the process of obtaining certain information from each selling stockholder in connection with the offering. As part of the process, the Company has asked each selling stockholder to confirm whether or not it is a broker-dealer or an affiliate of a broker-dealer. Based upon information currently available to the Company, the Company expects that certain of the selling stockholders are broker-dealers or affiliates of broker-dealers. However, other than the entities identified in the “Underwriting” section of Amendment No. 1 as underwriters (and solely with respect to the allocations set forth next to their names), the Company does not believe that any of the selling stockholders are acting as statutory “underwriters” in connection with the proposed sale of the Company’s common stock as such term is defined under Section 2(a)(11) of the Securities Act.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting…”

The Division of Corporation Finance (the “Division”) provided guidance in Compliance and Disclosure Interpretation 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.” The Division articulated six factors to be considered in determining whether an offering by selling shareholders is on behalf of an issuer, and therefore a selling shareholder may be considered a statutory underwriter. The factors are: (i)

how long the selling shareholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company believes that the following analysis, in light of the definition of “underwriter” in the Securities Act and the Division’s guidance on whether selling stockholders are actually underwriters selling on behalf of an issuer, establishes that none of the selling stockholders are acting as statutory underwriters or selling on behalf of the Company, other than the entities identified as underwriters in Amendment No. 1.

(i)	How long the selling stockholders have held the shares.

The Company issued all of the shares being sold by the selling stockholders in the proposed offering in connection with its emergence from bankruptcy on June 22, 2012. Almost all of the selling stockholders have been stockholders of the Company since June 22, 2012, with only four selling stockholders known by the Company as becoming stockholders of the Company subsequent to June 22, 2012 (owning less than 0.2% of the outstanding common stock in the aggregate). The selling stockholders have full economic and market risk relating to their ownership of the common stock. The Company believes that the holding period and the economic and market risk assumed by the selling stockholders demonstrates that the securities were not acquired with a view to distribution.

As described in further detail below, in the circumstances where the selling stockholders acquired shares after June 22, 2012, they acquired the shares in transactions with existing stockholders and not from the Company. Even though some selling stockholders have held some or all of their shares for less than one year, such selling stockholders cannot be assured that the Registration Statement will be declared effective or that the offering will be completed. Furthermore, as described below, there is no guarantee that any selling stockholder will be permitted to sell more than 15% of its shares and it is likely that each selling stockholder will retain a significant percentage of its share holdings after the offering. The Company believes that the period of time that each selling stockholder will have held the shares and have borne the economic and market risk of such ownership, together with the additional factors described below, evidences that each selling stockholder is acting for its own behalf and is not acting as a statutory underwriter.

(ii)	The circumstances under which the selling stockholders received the shares.

The selling stockholders received their shares either (1) directly from the Company in connection with its emergence from bankruptcy on June 22, 2012 or (2) directly from other stockholders in transactions subsequent to June 22, 2012.

(1)

Almost all of the selling stockholders received shares in connection with the Company’s emergence from bankruptcy in June 2012. In connection with the bankruptcy, all of the Company’s outstanding common stock was issued in exchange for the cancellation of all of the Company’s then-outstanding secured indebtedness. Many of the largest selling stockholders had been debt investors in the Company for years. Each selling stockholder that received shares as part of the Company’s bankruptcy received the shares because it was a creditor of the Company. Therefore, none of such selling stockholders received the shares for the purpose of acting as an underwriter or with the intent to distribute the Company’s shares.

(2)	A small number of selling stockholder acquired their shares in market or private transactions with existing stockholders. Liquidity in the over-the-counter trading market in the Company’s common stock has been limited since June 22, 2012 and any stockholder acquiring shares in the over-the-counter market was therefore purchasing such shares and assuming the economic and market risk relating to the ownership of such shares. In addition, each stockholder that acquires the Company’s common stock prior to its initial public offering is required to become a party to the investor rights agreement described below and is subject to the contractual restrictions in such agreement (including lock-up agreements in connection with public offerings). This further demonstrates that such selling stockholder did not acquire the shares with a view to distribution.

No selling stockholder received any placement fees or commissions from the Company in connection its acquisition of the shares, and the Company did not receive any cash proceeds in connection with any selling stockholder’s acquisition of the shares. Furthermore, in no circumstance was the Company’s filing of the Registration Statement a condition precedent to a selling stockholder’s acquisition of the shares.

(iii)	The relationship of the selling stockholders to the Company.

All of the selling stockholders are stockholders because either they were former creditors of the Company or acquired the Company’s common stock from prior stockholders as described above.

Affiliates of Paulson & Co., Inc. (“Paulson”) will have the right to nominate one director for election to the Company’s board of directors following the consummation of the offering pursuant to that certain amended and restated director nomination agreement entered into on August 2, 2013. Please see pages 90 and 91 for additional detail regarding the amended and restated director nomination agreement. Of the nine directors to be on the Company’s board of directors immediately following the consummation of the offering, only one director will be nominated by stockholders that are affiliated with Paulson. Paulson does not have any special contractual rights as a stockholder of the Company other than under the director nomination agreement and as a party to the investor rights agreement described below. The stockholders affiliated with Paulson had been investors in the Company’s debt since 2009, well before the Company’s bankruptcy. The stockholders affiliated with Paulson received all of their shares on June 22, 2012 in connection with Company’s emergence from bankruptcy and have borne the risks associated with the ownership of the shares during the entire period since June 22, 2012, evidencing their intent to hold the shares for their own investment purposes and not with a view to distribution.

(iv)	The amount of shares involved.

The number of shares of common stock that will be sold in the offering has not been definitively determined yet. However, each of the Company’s existing stockholders will be required to sell up to 15% of its common stock in the offering pursuant to the provisions of the investor rights agreement described below. The selling stockholders may request to sell more or less than 15% of their shares but cannot be assured of the ability to sell in excess of, or less than, 15%. In the aggregate, the Company expects the number of shares of common stock that will be sold in the offering will be approximately 15% of the outstanding common stock. The Company has reviewed various historical guidance from Staff, including Compliance and Disclosure Interpretation 612.12 (January 26, 2009), which illustrates that even a single, large stockholder can effect a valid secondary offering of shares, where the stockholder’s ownership percentage in the issuer is in excess of 70% of the registrant’s outstanding common stock. Assuming that 15% of the Company’s outstanding common stock is sold in the proposed offering, the Company believes the number of shares involved in the offering supports the conclusion that the offering is a valid secondary offering rather than a primary offering.

(v)	Whether the selling stockholders are in the business of underwriting securities.

Certain of the selling stockholders or their affiliates act as underwriters in the ordinary course and are participating as underwriters in this offering. These persons have been named as underwriters in the Registration Statement as listed in the table contained in the “Underwriting” section of the Registration Statement. In their capacity as such, these underwriters are complying with the applicable rules and regulations of the Financial Industry Regulatory Authority, Inc. in connection with this offering.

Based upon information currently available to the Company, the Company believes that certain others of the selling stockholders or their affiliates (not referred to in the paragraph above) are also in the business of underwriting securities but will not act as underwriters in connection with this offering. These selling stockholders received their shares in connection with the Company’s bankruptcy and/or by purchasing the shares in secondary market transactions in the over-the-counter trading market from other selling stockholders. Such selling stockholders have not entered into any agreement, nor is any agreement being contemplated, whereby they would serve as underwriters in connection with this offering. For this reason and for the additional reasons set forth in paragraph (i) above and in paragraph (vi) below, the Company believes these selling stockholders did not acquire their shares with a view to distribution and thus should not be viewed as “statutory underwriters” in connection with this offering.

(vi)	Whether under all the circumstances the selling stockholders are acting as a conduit for the Company.

The totality of the facts and circumstances described above surrounding the selling stockholders and the proposed offering demonstrates that the selling stockholders are not acting as a conduit for the Company in a distribution to the public.

In connection with the Company’s emergence from bankruptcy, the Company negotiated an investor rights agreement with its creditors. As part of the process, the Company granted registration rights to its stockholders, including the right that stockholders could require the Company to complete an initial public offering and require all the Company’s stockholders to sell up to 15% of their stock holdings as part of the offering. The registration rights granted under the investor rights agreement were not indicative of any present or future intention of any of the stockholders of the Company to sell or distribute the shares, much less sell or distribute the shares on behalf of the Company. The registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

The decision to exercise the registration rights now and register the shares with the SEC was not made by the Company. From the point of view of the Company, filing the Registration Statement requires incremental legal, accounting and printing costs and filing fees, and for the Company to pay the underwriting discounts and commissions to the underwriters in the offering, with no offsetting monetary benefits to the Company. Absent the contractual registration rights, the Company would not be filing the Registration Statement. Stockholders holding more than 25% of the outstanding stock (the Paulson stockholders) exercised their rights to demand the Company complete its initial public offering, the Paulson stockholders invoked the provision in the investor rights agreement requiring each stockholder to sell shares in the offering and the Paulson stockholders set the percentage to be sold by each stockholder at 15%. As described above, the Paulson stockholders acquired their shares as part of the bankruptcy and have borne the market and economic risk related to ownership of the shares since June 22, 2012.

Other than the Paulson stockholders, the selling stockholders are involuntarily selling shares in the offering as a result of a contractual obligation. As described above, each existing stockholder of the Company is required to sell a percentage of its common stock in the offering because of the investor rights agreement. The fact that selling stockholders are selling shares in the offering involuntarily as a result of a contractual obligation further demonstrates that such selling stockholders are not acting statutory underwriters or as a conduit of the Company in a distribution to the public.

The Company will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The proceeds from the sale of shares will be used by each selling stockholder for its own purposes.

Furthermore, no selling stockholder has the right to sell all of the shares that it owns as part of the offering. Each selling stockholder is required to sell up to 15% of its shares. A selling stockholder may request to sell more or less than 15% of its shares, but there is no assurance that any stockholder will be able to sell a larger or smaller percentage of its common stock. As a result, it is likely that each selling stockholder will retain a significant portion of its interest in the Company following the offering. In connection with the offering, under the terms of the investor rights agreement, each selling stockholder will also be required to sign a lock-up agreement that will restrict its ability to sell or otherwise dispose of its additional shares for a period of 180 days following the offering. The fact that each selling stockholder will likely continue to hold a significant percentage of its shares following the offering and will be limited to sell any additional shares for 180 days because of the lock-up agreements further supports the conclusion they are not acting as statutory underwriters.

For the foregoing reasons, the Company believes that none of the selling stockholders are (other than each entity identified in the “Underwriting” section of the Registration Statement with respect to the number of shares set forth opposite its name), or should be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the sale of the shares in the proposed offering. The Company believes that the sale of the shares in the proposed offering represents a true secondary offering consistent with the Division’s guidance.

The Registration Statement has been revised in response to the Staff’s comment to disclose in the Registration Statement that certain of the selling stockholders may be deemed to be underwriters with respect to the shares they are offering. Please see page 128.

Description of Capital Stock, page 99

Common Stock, page 99

71.	“Please remove your statement that “[a]ll of the outstanding shares of common stock are fully paid and nonassessable” as this is a legal conclusion that you are not qualified to make. Alternatively, please attribute the statement to counsel and file counsel’s consent to such statement as an exhibit to your registration statement.”

Response to Comment 71:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 114.

Certain U.S. Federal Income Tax Considerations, page 105

72.	“Please remove the word “certain” in this section and clarify that this discussion discloses all material U.S. Federal Tax consequences.”

Response to Comment 72:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 121.

73.	“Please remove the first sentence in the bold print that begins on page 105 and continues on page 106 as investors are entitled to rely on the disclosure in this section.”

Response to Comment 73:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 121.

Index to Consolidated Financial Statements, page F-1

74.	“In view of the risk factor disclosed on page 22 in regard to your status as a holding company and reliance on distributions from your subsidiaries as your source of cash flow, please explain to us your consideration of Rules 4-08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X, and include required disclosures and schedules as appropriate.”

Response to Comment 74:

The risk factor referenced in the Staff’s comment highlights the risk to potential investors associated with the fact that the Company is a holding company and will rely on distributions from its operating subsidiaries for cash to fund its business operations, service its indebtedness and pay future dividends, if any, to holders of the Company’s common stock. The ability of the Company’s subsidiaries to make distributions to it may be limited by the ability of the Company’s operating subsidiaries to generate cash flows from operations as well as by contractual restrictions and legal or regulatory restrictions. However, there are not currently any contractual restrictions (in the Company’s debt agreements or otherwise) or legal or regulatory restrictions that would limit the ability of the Company’s operating subsidiaries to distribute funds to the Company. Therefore, no disclosures or schedules are required under Rules 4-08(e), 5.04(c), Schedule I and 12-04 of Regulation S-X.

Audited Consolidated Financial Statements, page F-4

Consolidated Balance Sheets, page F-4

75.	“You report the number of shares of common stock issued at December 31, 2012 as 69,958,989. Given that there were also 41,011 shares of common stock as treasury stock at that date and disclosure elsewhere in your filing that 70 million post-emergence shares of common stock had been issued, please clarify for us whether the number of issued shares of common stock at December 31, 2012 should be 70,000,000. Consider the preceding in regard to the number of shares of common stock issued as reported in the consolidated balance sheets at June 30, 2013 located elsewhere in the filing.”

Response to Comment 75:

The Registration Statement has been revised in response to the Staff’s comment to clarify that the number of issued shares of common stock at each of December 31, 2012 and June 30, 2013 was 70,000,000 and the number of outstanding shares of common stock at each of December 31, 2012 and June 30, 2013 was 69,958,989 as a result of the 41,011 shares held as treasury stock as of those dates. Please see pages 32, 41, F-4, F-8, F-13, F-58 and F-64.

Consolidated Statements of Cash Flows, page F-7

76.	“Please reconcile the amount of reorganization items of $179,024 presented here for 2012 to the $149,114 reported in the statement of operations for 2012.”

Response to Comment 76:

The Company advises the Staff that the non-cash reconciling item related to reorganization items presented in the consolidated statements of cash flows for the year ended December 31, 2012 is $179.0 million, while the net amount of reorganization items, both cash and non-cash, presented in the consolidated statement of operations for the year ended December 31, 2012 is $149.1 million.

The reconciliation of reorganization items presented in the consolidated statement of cash flows for the year ended December 31, 2012 to the amount reported in the consolidated statement of operations for the year ended December 31, 2012 is as follows:

in millions
Gain on debt to equity conversion (non-cash)	$(192.6)
Elimination of debt discount and deferred financing fees (non-cash)	13.6
Non-cash reorganization items per consolidated statement of cash flows	$(179.0)
Adequate protection payments	9.6
Conversion fees	4.2
Professional fees	3.3
Stock compensation(a)	2.0
Issuance of warrants(a)	10.8
Reorganization items, net, per consolidated statement of operations	$(149.1)

(a)	Separately presented on the consolidated statement of cash flows as non-cash reconciling items.

Notes to Consolidated Financial Statements, page F-9

Note 2. Chapter 11 Reorganization Disclosures, page F-12

Equity Transactions, page F-13

77.	“Please describe and quantify the distributions received by interests held in your common stock prior to the petition date on June 22, 2012 pursuant to the terms of the Plan referred to in the first paragraph.”

Response to Comment 77:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 41, F-13 and F-64.

78.	“Please disclose the number of warrants issued referred to in the last paragraph on the top of page F-14 and the associated exercise price.”

Response to Comment 78:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 43 and F-14.

Reorganization Items, page F-15

79.	“Please explain to us and disclose how you determined the allocation of the amount of reorganization items to the amount reported as “capital in excess of par value” and the amount reported in the statement of operations.”

Response to Comment 79:

At the time of the Company’s filing for bankruptcy, certain parties were both debt and equity holders of the Company. Management determined that existing equity holders were considered related entities and, pursuant to ASC 470-50-40-2 (“Debt – Modifications and Extinguishments”), the gain on extinguishment of debt for the related entities was considered to be a capital transaction. As approximately 86.2% of the Company’s creditors were also equity holders and considered to be related entities, approximately 86.2% of the net gain on extinguishment was recorded as equity. The Company recorded approximately $1.0 billion of the net gain on the debt-for-equity exchange to additional paid in capital, representing the portion attributable to the related entities. The remaining 13.8% of the net gain, or $162 million, was recorded to the statement of operations in the reorganization items, net line item attributable to the debt holders who converted to equity holders that did not have a pre-existing equity ownership.

The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-15 and F-66.

Note 3. Significant Accounting Policies, page F-15

Revenue Recognition, page F-16

80.	“Please clarify for us and disclose what “gratis items” represent and how they affect deferred revenues.”

Response to Comment 80:

The gratis items referred to in the Staff’s comment are items that the Company delivers free of charge to its customers, such as workbooks and online digital content. Revenue is allocated to gratis items in a multiple-element arrangement based on their relative selling prices and is recognized as the items are delivered. The Registration Statement has been revised in response to the Staff’s comment to define gratis items and to explain how they impact deferred revenues. Please see pages 64 and F-17.

Pre-publication Costs, page F-19

81.	“Please revise to briefly describe the sum of the years digits method and the general effect this method has on the pattern of expense recognition.”

Response to Comment 81:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 38, 64 and F-19.

Royalty Advances, page F-21

82.	“Please revise to disclose how you classify payments of royalty advances on your statements of cash flows.”

Response to Comment 82:

The Registration Statement has been revised in response to the Staff’s comment. Please see page F-21.

Note 10. Income Taxes, page F-33

83.	“Please explain to us the basis for the tax asset for interest shown in the table on page F-34.”

Response to Comment 83:

The deferred tax asset referred to in the Staff’s comment represents disallowed interest deductions under IRC Section 163(j) (Limitation on Deduction for interest on Certain Indebtedness) for the current and prior years. The disallowed interest is able to be carried forward and utilized in future years pursuant to 163(j)(1)(B). This deferred tax asset was then considered from a valuation allowance perspective and a full valuation allowance was provided.

Note 17. Segment Reporting, page F-53

84.	“Please tell us if information on the amount of depreciation and amortization attributed to each segment is provided to your chief operating decision maker. If so, please disclose the amount attributed to each pursuant to Accounting Standards Codification 280-10-50-22 and 55-12-15.”

Response to Comment 84:

The Company advises the Staff that the amount of depreciation and amortization attributed to each segment is not provided to the Company’s chief operating decision maker.

Unaudited Consolidated Financial Statements, F-58

Notes to Consolidated Financial Statements (Unaudited), page F-62

Note 9. Income Taxes, page F-70

85.	“Please clarify for us and in your disclosure how income tax expense was incurred for the six months ended June 30, 2013 despite a reported loss for the period and a reduction in the deferred tax for expense for this period associated with indefinite-lived assets referred to here. In particular, clarify how the expected utilization of net operating losses resulting from the reorganization gain that occurred in the prior year contributed to the increase in the effective tax rate for the six months ended 2013 compared to the six months ended 2012.”

Response to Comment 85:

The Company advises the Staff that under ASC 740-270-30-30 through 34, the amount of tax benefit for a loss in interim periods is limited to the amount that is expected to be (a) realized during the year or (b) recognizable as a deferred tax asset at the end of the year. The tax expense recorded for the six months ended June 30, 2013 primarily represents the increase of the deferred tax liabilities associated with indefinite-lived assets and accrued interest from uncertain tax positions.

In the six months ended June 30, 2012, the Company recorded a large gain from the reorganization that was allocated to additional paid in capital. Under ASC 740-20-45-7, if a company has a valuation allowance and expects (1) pretax losses from continuing operations and (2) income in other components of the financial statements, the income in the other components can serve as a source of income that enables realization of the tax benefit on the loss in continuing operations. Under the intra-period allocation rules, the income tax benefit recorded through continuing operations is offset by an income tax expense in additional paid in capital. This benefit is reduced by the deferred tax expense associated with the indefinite-lived assets.

The Registration Statement has been revised in response to the Staff’s comment. Please see page F-70.

*    *    *    *

Paul, Weiss, Rifkind, Wharton & Garrison LLP has included a copy of its draft opinion as to the legality of the common stock with this letter.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	William F. Bayers, Esq.
HMH Holdings (Delaware), Inc.

Marc D. Jaffe, Esq.
Latham & Watkins LLP

Ian D. Schuman, Esq.
Latham & Watkins LLP

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

                    , 2013

HMH Holdings (Delaware), Inc.

222 Berkeley Street

Boston, Massachusetts 02116

Registration Statement on Form S-1

(Registration No. 333-190356)

Ladies and Gentlemen:

We have acted as special counsel to HMH Holdings (Delaware), Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1, as amended (the “Registration Statement”), of the Company, filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder (the “Rules”). You have asked us to furnish our opinion as to the legality of the securities being registered under the Registration Statement. The Registration Statement relates to the registration under the Act of up to                      shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), that may be offered by certain stockholders of the Company (including shares that may be sold by certain stockholders of the Company upon exercise of the underwriters’ over-allotment option).

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1. the Registration Statement;

2. the form of the Underwriting Agreement (the “Underwriting Agreement”), included as Exhibit 1.1 to the Registration Statement;

3. the form of the Amended and Restated By-Laws of the Company, included as Exhibit 3.2 to the Registration Statement;

4. the Prepackaged Joint Plan of Reorganization of the Debtors under Chapter 11 of the Bankruptcy Code, dated May 11, 2012; and

5. Findings of Fact, Conclusions of Law, and Order (i) Approving the Debtors’ (a) Disclosure Statement Pursuant to Sections 1125 and 1126(b) of the Bankruptcy Code, (b) Solicitation of Votes and Voting Procedures, and (c) Forms of Ballots; (ii) Confirming the Prepackaged Joint Plan of Reorganization of the Debtors under Chapter 11 of the Bankruptcy Code; and (iii) Authorizing the Conversion of the DIP Credit Facility into the Exit Facility, dated June 21, 2012.

In addition, we have examined (i) such corporate records of the Company as we have considered appropriate, including a copy of the certificate of incorporation, as amended, and by-laws, as amended, of the Company, certified by the Company as in effect on the date of this letter, and copies of certain resolutions of the board of directors of the Company relating to the Company’s reorganization plan, certified by the Company, and (ii) such other certificates, agreements and documents as we deemed relevant and necessary as a basis for the opinions expressed below. We have also relied upon the representations and warranties of the Company made in the Documents as to factual matters and upon certificates of public officials and the officers of the Company.

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of all the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that the Shares have been duly authorized by all necessary corporate action on the part of the Company and are validly issued, fully paid and non-assessable.

The opinion expressed above is limited to the General Corporation Law of the State of Delaware and the federal laws of the United States of America. Our opinion is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.

We hereby consent to use of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” contained in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the Rules.

Very truly yours,

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP